Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

March 25, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 16, 2026, The Nasdaq Stock Market (the "Exchange") received from iShares Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


iShares iBonds Dec 2036 Term Treasury ETF

iShares iBonds Dec 2046 Term Treasury ETF

iShares iBonds Dec 2056 Term Treasury ETF


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

[signature: Eun Ah Choi]